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To all Holders of Stock Certificates issued to you by OMI Corp. ("OMI") prior to its name change to Marine Transport Corporation (which name change became effective on or about June 18, 1998):

     This letter is sent to you as a holder of record of common stock, $0.50 par value per share (the "Shares"), of Marine Transport Corporation (the "Company") in connection with an offer by Shiloh Acquisition, Inc. (the "Purchaser") to purchase for cash all Shares at a purchase price of $7.00 per share, net to the seller, without interest (the "Offer").

     The records of Mellon Investor Services LLC ("Mellon"), the Company's transfer agent, indicate that many holders of stock certificates issued by OMI have not yet exchanged their OMI share certificate(s) as part of the transaction by which, on or about June 18, 1998: (a) the stockholders of OMI became stockholders of two separate publicly traded companies, the Company and OMI Corporation; (b) the name of the Company was changed from OMI Corp. to Marine Transport Corporation; and (c) each share of Company common stock became subject to a one for ten reverse stock split (the "Reverse Split"). The Reverse Split entitled each holder of OMI common stock to one share of common stock of the Company for every ten shares of OMI common stock owned as of June 18, 1998.

     If you have not exchanged and still hold OMI stock certificates, you may participate in this Offer by: (a) submitting your OMI stock certificate(s) pursuant to the Offer; and (b) completing the enclosed Letter of Transmittal along with any other required documents as specified in the enclosed materials.

     Stock certificates for common stock of OMI (any share certificates issued prior to June 18, 1998 which bear the name "OMI Corp.") that are tendered to Citibank, N.A. (the "Depositary") pursuant to the Offer will be forwarded to Mellon following completion of the Offer. Mellon, in turn, will forward certificates representing Shares to the Depositary who will pay the $7.00 per share offered by the Purchaser. For example, a holder of a certificate representing 100 shares of OMI common stock will receive in exchange for such certificate, and as a result of the Reverse Split, $70 for the 10 shares of Company common stock represented by the 100 shares of OMI common stock.

     While the Offer is fully explained in the enclosed materials, should you have any questions you may call MacKenzie Partners, Inc., the information agent for the Offer at (800) 322-2885 (Toll Free) or (212) 929-5500 (Call Collect).

                                          SHILOH ACQUISITION, INC.

January 5, 2001